[redacted]

09040027

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 10 2009
Washington, DC
110

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52439

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bank of America Specialist Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Joseph DiPrisco (212) 589-0131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Oath or Affirmation

I, Joseph DiPrisco, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Banc of America Specialist, Inc, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

GAIL McCORMICK
Notary Public, State of New York
No. 31-4971856
Qualified in New York County
Commission Expires September 10, 2010

Gail McCormick
Notary Public

Joseph DiPrisco
Joseph DiPrisco
Chief Executive Officer

This report** contains (check all applicable boxes):
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholder's Equity or Partner's or Sole Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements Under Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banc of America Specialist, Inc.

(An Indirect Wholly Owned Subsidiary of Bank of America Corporation)

Statement of Financial Condition

December 31, 2008

Banc of America Specialist, Inc.
(An Indirect Wholly Owned Subsidiary of Bank of America Corporation)
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Banc of America Specialist, Inc:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Banc of America Specialist, Inc. (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 6, 2009

Banc of America Specialist, Inc.
(An Indirect Wholly Owned Subsidiary of Bank of America Corporation)
Statement of Financial Condition
December 31, 2008

(dollars in thousands, except share information)

Assets		
Cash and cash equivalents (Note 3)	$	123,000
Securities borrowed from affiliated companies (Note 8)		6,725,710
Receivables from brokers, dealers and clearing organizations (Note 4)		14,146
Securities owned, at fair value (Note 5)		18,052
Fixed assets and leasehold improvements, net of accumulated depreciation and amortization of $751 (Note 7)		545
Other assets		2,937
Deferred tax assets (Note 10)		49,883
Current income tax receivable (Note 10)		5,913
Total assets	$	6,940,186
Liabilities and Stockholder's Equity		
Liabilities		
Securities sold, but not yet purchased, at fair value (Note 5)	$	6,776
Payable to brokers, dealers and clearing organizations (Note 4)		11
Securities loaned to affiliated companies (Note 8)		6,724,170
Accounts payable and other accrued expenses		1,072
Payable to Corporation (Note 8)		2,180
Accrued compensation		921
		6,735,130
Commitments and contingencies (Note 12)		-
Subordinated liabilities (Note 9)		40,000
		40,000
Stockholder's equity		
Common stock, $0.10 par value; 1,000 shares authorized, issued and outstanding		-
Additional paid-in capital		226,042
Accumulated deficit		(60,986)
Total stockholder's equity		165,056
Total liabilities and stockholder's equity	$	6,940,186

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Banc of America Specialist, Inc. (the "Company") is a wholly owned subsidiary of NB Holdings, Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Bank of America Corporation (the "Corporation").

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE"), Financial Industry Regulatory Authority ("FINRA") and NYSE Arca ("Arca"). The Company operates as a Designated Market Maker ("DMM") in certain securities listed on the NYSE, and a Lead Market Maker in certain securities listed on Arca.

On July 7, 2008, the Company entered into an agreement to facilitate the stock borrow and loan transactions with affiliated companies for the Equity Financial Products business. This business was transferred at book value from Banc of America Finance Services, Inc.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statement. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

To prepare the financial statement in conformity with GAAP, management must estimate certain amounts that affect the reported assets and liabilities and contingent assets and liabilities. Actual results could differ from those estimates. Significant estimates made by management are discussed in these footnotes.

Fair Value

Substantially all of the Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value because of their short-term nature or frequent repricing.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits held in an affiliated bank and money market instruments with original maturities of three months or less at the date of purchase.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned for cash collateral are reported as collateralized financings and included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. The Company measures the market value of the securities borrowed and loaned against the collateral on a daily basis and additional collateral is obtained or excess is returned to ensure that such transactions are appropriately collateralized. The Company conducts securities borrowed and securities loaned transactions on a back-to-back basis with affiliated companies.

Securities Owned and Securities Sold, but not Yet Purchased

Securities owned and securities sold, but not yet purchased, are valued at fair value and reported on a trade date basis. Quoted market prices are used as a basis to determine the fair value of trading instruments. If quoted prices are not available, fair values are estimated on the basis of

dealer quotes, pricing models, or quoted market prices for instruments with similar characteristics. Securities transactions of the Company in regular way trades are recorded on a trade date basis. Amounts receivable and payable for regular way securities transactions that have not yet reached settlement are recorded net in the Statement of Financial Condition.

Depreciation and Amortization
Furniture and equipment are carried at cost less accumulated depreciation, and are depreciated on a straight-line basis over the estimated useful life of three to twelve years. Leasehold improvements are carried at cost less accumulated amortization and are amortized on a straight-line basis over the lesser of ten years or the remaining term of the lease.

Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109") as interpreted by FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"), resulting in two components of income tax expense: current and deferred. Current income tax expense or benefit approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements.

Under FIN 48, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit ("UTB"). The Company accrues income-tax-related interest and penalties (if applicable) within income tax expense.

The Company's operating results are included in the consolidated federal income tax return and various state income tax returns of the Corporation or subsidiaries of the Corporation. The method of allocating income tax expense is determined under a tax allocated policy between the Company and the Corporation. This allocation policy specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account income tax planning strategies and the tax position of the consolidated group. Under the policy, certain net operating losses (or other tax attributes) of the Company are characterized as realized by the Company when these tax attributes are utilized in the filing of the Corporation's consolidated income tax return. To determine whether a valuation allowance is required against the Company's net deferred tax assets, the Company considers whether the net deferred tax assets will ultimately be utilized in the filing of the Corporation's consolidated income tax return.

Recently Issued Accounting Pronouncements
On January 1, 2008, the Corporation adopted Emerging Issues Task Force (EITF) consensus on Issue No. 06–11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11). EITF 06–11 requires on a prospective basis that the tax benefit related to dividend equivalents paid on restricted stock and restricted stock units which are expected to vest be recorded as an increase to additional paid-in capital. The adoption of EITF 06–11 did not have a material impact on the Company's financial condition.

On October 10, 2008 the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP 157-3). FSP 157-3 clarifies how Statement of Financial Accounting Standards (SFAS) No. 157 "Fair Value Measurements" (SFAS 157) should be applied when valuing securities in markets that are not active. The adoption of FSP 157-3 is effective upon issuance and did not impact the Company's financial condition.

3. Cash and Cash Equivalents

At December 31, 2008, cash and cash equivalents include $119 million of money market instruments with a major U.S. financial institution.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At December 31, 2008, amounts receivable from and payable to brokers, dealers and clearing organizations consist of (dollars in thousands):

Receivable	
Deposits with clearing organizations	$ 9,494
Securities failed to deliver	3,416
Receivable from clearing brokers for executed but unsettled transactions	1,236
	$ 14,146
Payable	
Payable to clearing brokers for executed but unsettled transactions	$ -
Securities failed to receive	11
	$ 11

Fail to deliver and fail to receive transactions represent the contract value of securities which have not been delivered or received, respectively, by settlement date.

5. Securities Owned and Securities Sold, but not yet Purchased

At December 31, 2008, securities owned and securities sold, but not yet purchased, consist of securities at fair value, as follows (dollars in thousands):

	Securities Owned	Securities Sold, but not Yet Purchased
Common stock	$ 16,833	$ 1,922
Preferreds and all other equity securities	1,202	1,463
Delisted	17	3,391
	$ 18,052	$ 6,776

On August 1, 2008, the NYSE Euronext publicly announced the acquisition of the American Stock Exchange. The deal closed on October 1, 2008. In conjunction with the closing of this deal the

restrictions on the final tranche of the Company's NYX stock, have been lifted. Included in common stock within securities owned at December 31, 2008 is $11.5 million of unrestricted NYX shares at fair value.

6. Fair Value Disclosures

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established in SFAS 157 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U.S. Government and agency mortgage-backed debt securities, corporate debt securities, equity securities with sale restrictions, derivative contracts and residential mortgage loans held-for-sale.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights (MSRs) and highly structured or long-term derivative contracts. Additionally, the Company did not have any level 3 assets or liabilities that were measured at fair value on a non-recurring basis at December 31, 2008.

Assets and liabilities measured at fair value at December 31, 2008 on a recurring basis are summarized below (dollars in thousands):

	Fair Value Measurements Using		
	Level 1	Level 2	Level 3
Assets			
Securities owned	$ 6,514	$ 17	$ -
New York Stock Exchange Group, Inc. ("NYX") shares owned	11,521	-	-
Total assets	$ 18,035	$ 17	$ -
Liabilities			
Securities sold, not yet purchased	$ 3,385	$ 3,391	$ -
Total liabilities	$ 3,385	$ 3,391	$ -

7. Fixed Assets and Leasehold Improvements

A summary of furniture, equipment and leasehold improvements at December 31, 2008 is as follows (dollars in thousands):

Furniture and equipment	$ 485
Leasehold improvements	811
Total fixed assets	1,296
Less: Accumulated depreciation and amortization	(751)
	$ 545

8. Related Party Transactions

Cash and cash equivalents include a demand deposit of approximately $3.7 million, held at an affiliated bank.

At December 31, 2008, the Statement of Financial Condition included the following balances relating to transactions between the Company and affiliated companies (dollars in thousands):

Securities borrowed from affiliated companies	$ 6,725,710
Interest receivable	213
Securities loaned to affiliated companies	6,724,170
Interest payable	213

As of December 31, 2008, payable to Corporation of $2.2 million represents an intercompany payable associated with affiliated technology charges and corporate support service charges.

9. Liabilities Subordinated to Claims of General Creditor

The Company has a revolving subordinated line of credit with the Corporation totaling $250 million which bears interest based on LIBOR, and has a maturity date of October 31, 2009. This agreement contains a provision that automatically extends the maturity by one year unless specific

actions are taken. On March 26, 2008, the Company has fully paid and closed its subordinated loan agreement with the Corporation. As of December 31, 2008, $40 million was outstanding on the line of credit.

These loans are subordinated to the claims of general creditor of the Company and have been approved as regulatory capital and, accordingly, are included as regulatory capital in computing the Company's net capital under the SEC's uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. Income Taxes

Significant components of the Company's actual net deferred tax asset (liability) on December 31, 2008 are as follows (dollars in thousands):

	2008
Deferred tax assets	
Intangibles	$ 49,845
Employee compensation and retirement benefits	32
Other	349
Gross deferred tax asset	50,226
Deferred tax liablility	
Other	(343)
Gross deferred tax liability	(343)
Net deferred tax assets	$ 49,883

There are no valuation allowances recorded against the deferred tax assets as of December 31, 2008. Management has determined that it is more likely than not that the deferred tax assets at December 31, 2008 can be realized based on anticipated future taxable income.

The federal income tax returns of FleetBoston Financial Corporation (FleetBoston), which include the Company, are currently in the Appeals process with the Internal Revenue Service (IRS) for the years 1997 – 2000 and under examination for the years 2001 through March 31, 2004. It is reasonably possible that these examinations will be concluded during 2009. Management does not expect any impact to the Company's Statement of Financial Condition. The Corporation's federal income tax returns for the years ended December 31, 2004 and 2005 are currently under examination. The Company became part of the Corporation's federal income tax returns as of April 1, 2004. Management does not expect these matters to be concluded within the next twelve months. All tax years subsequent to the above years remain open to examination.

At December 31, 2008 and December 31, 2007, the Company had no unrecognized tax benefits (UTB). During the year ended December 31, 2008 there were no increases, decreases, settlements or expirations of statute of limitations affecting the UTB balance. At December 31, 2008 and December 31, 2007, the Company had no accrual for interest and penalties that related to income taxes, nor did it recognize interest or penalties within income tax expense during the year ended December 31, 2008.